Exhibit 99.1

News

BMO Financial Group Announces Agreement to Purchase
Merchants and Manufacturers in Wisconsin
TORONTO, July 10, 2007 — BMO Financial Group (TSX, NYSE: BMO) today announced a definitive agreement to purchase Merchants and Manufacturers Bancorporation, Inc., (OTC: MMBI), a Wisconsin bank holding company headquartered near Milwaukee, for approximately US$137.2 million in cash, expanding the Harris franchise into a third U.S. Midwestern state.
Merchants and Manufacturers is a multi-bank holding company with six bank subsidiaries operating 34 full-service and 11 limited-service locations in an area concentrated in Milwaukee, and extending into Green Bay to the north and LaCrosse to the west. Merchants and Manufacturers’ banks have a combined US$1.5 billion in assets and US$1.2 billion in deposits, holding more than half of their deposits in the Milwaukee area.
“Merchants and Manufacturers’ presence throughout much of Wisconsin gives us an attractive entry into this new market,” said Ellen Costello, Chief Executive Officer, Harris. “We believe customers will appreciate that we share Merchants and Manufacturers’ community focus and commitment to exceptional service.”
“In particular, Merchants and Manufacturers’ emphasis on serving small and mid-market commercial customers complements our recent addition of our Business Banking services in the greater Milwaukee area,” Ms. Costello added.
The acquisition is anticipated to close in late 2007, subject to approvals from Merchants and Manufacturers shareholders, as well as U.S. and Canadian regulators. BMO has agreed to pay approximately US$137.2 million, or US$37.30 per share of Merchants and Manufacturers common stock.
“Two critical issues were important to our board in making this decision. First, provide a premium to our shareholders to the current market price, in turn providing them with liquidity, and second, enhance the competitive position of the banks,” said Michael J. Murry, Chairman and Chief Executive Officer, Merchants and Manufacturers. “With Harris, we accomplish both.”
About Harris
Harris N.A. has more than 230 locations and over 580 Harris-branded ABMs in Illinois and Indiana. The acquisition moves Harris closer to its goal of 350 to 400 locations across the

Midwest. With US$42 billion in assets and US$29 billion in deposits, Harris is the second-largest bank based on branches in the Chicago market. Additionally, Harris has affiliated wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of CDN$357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial customers in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business customers with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
CONTACTS:
Media Relations:
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steve Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
HarrisTM is a trade name used by various financial service subsidiaries of Harris Financial Corp. Banking products and services are provided by Harris N.A., The Harris Bank, N.A. and their bank affiliates. Members FDIC.
Brokerage products are offered through Harris Investor Services, Inc. (HIS), a registered broker/dealer, member NASD/SIPC, and SEC registered investment adviser. Insurance and annuities are offered through Harris Bancorp Insurance Services, Inc. (HBIS). Securities are provided by BMO Capital Markets Corp. (BMOCM), a registered broker dealer and member NYSE, NASD and SIPC. HIS, HBIS and BMOCM are affiliated companies and are wholly owned subsidiaries of Harris Financial Corp. Products offered by HIS, HBIS and BMOCM are Not Insured by the FDIC or any Federal Government Agency, Not a Deposit of or Guaranteed by Any Bank or Bank Affiliate, May Lose Value. The purchase of insurance or an annuity is not a condition to any bank loan or service. Financial planning and investment advisory services are provided by Sullivan, Bruyette, Speros & Blayney, Inc., an SEC registered investment adviser. Family Office Services are provided by Harris myCFO, Inc. Investment advisory services are offered by Harris myCFO Investment Advisory Services LLC, an SEC registered investment adviser and wholly-owned subsidiary of Harris myCFO, Inc. Not all products and services are offered in every state and/or location.
Additional Information and Where to Find It
In connection with the proposed acquisition of Merchants and Manufacturers Bancorporation, Inc., by Harris, Merchants and Manufacturers will prepare a proxy statement to be filed with the Securities and

Exchange Commission (SEC). When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of Merchants and Manufacturers. BEFORE MAKING ANY VOTING DECISION, MERCHANTS AND MANUFACTURERS’ SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE ACQUISITION CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Merchants and Manufacturers’ shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Merchants and Manufacturers’ shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to John Krawczyk, Esq., Executive Vice President and General Counsel, Merchants and Manufacturers Bancorporation, Inc., 5445 Westridge Drive, New Berlin, WI 53151, or telephone: 262-827-6700, or from Merchants & Manufacturers website, http://www.mmbancorp.com.
Participants in the Solicitation
Merchants and Manufacturers and its directors and officers may be deemed to be participants in the solicitation of proxies from Merchants and Manufacturers’ shareholders with respect to the acquisition. Shareholders may obtain additional information regarding the interests of Merchants and Manufacturers’ directors and executive officers in the acquisition, which may be different than those of Merchants and Manufacturers’ shareholders generally, by reading the proxy statement and other relevant documents regarding the acquisition, when filed with the SEC.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Merchants and Manufacturers.
However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Merchants and Manufacturers caution readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.
These risks, uncertainties and other factors include, but are not limited to, the satisfaction of acquisition closing conditions; regulatory approval and Merchants and Manufacturers shareholder approval of the acquisition; the actual closing of the acquisition; the actual effects of the acquisition on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s and Merchants and Manufacturers’ filings with the Securities and Exchange Commission.